Henya Food Corp.
26 Kendall St.
New Haven, CT 06512

November 16, 2007

VIA FAX (202)772-9202
AND EDGAR

Anita Karu, Esq.
Mail Stop 3561
Securities and Exchange Commission
100 F Street N. E.
Washington, D.C.  2054

Re:         Henya Food Corp.
Amendment No. 2 to Registration Statement on Form SB-2
Filed August 20, 2007
File No. 333-142658

Dear Ms. Karu:

We are in receipt of your comment letter dated November 15, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Summary Information, page 1

1.
In connection with your statement in the second paragraph that you intend, in the future, to expand your current operations through acquisitions, please state that you do not intend to undertake a reverse merger nor pursue any acquisition which involves a change in control.

Henya Food Corp. does not intend to undertake a reverse merger nor pursue any acquisition which involves a change in control.

2.
Notwithstanding your response to comment 4 in our letter of September 18, 2007, it does not appear you have deleted the references to directors or officers and directors under Certain Relationships and Related Transactions on page 18, Statements of Operations (Unaudited) and Note 5. Please revise.

We have revised our registration statement to delete references to directors or officers under Certain Relationships and Related Transactions on page 18, Statements of Operations (Unaudited) and Note 5.

Description of Business. page 11

3.
We note your response to comment 5 in our letter of September 18, 2007 where you have clarified you will provide certain services in the future. Please further review your new disclosure to make additional clarifications. For example, in the second paragraph of this discussion you state your company "represents producers to a variety of prospective buyers." Also, in the second paragraph on page 12, you state you "call on retail outlets on a regular basis." Please clarify whether these are actions you are taking now or plan to take in the future when you have additional clients. Also, notwithstanding your response to comment 6, it does not appear you have removed duplicative disclosure which indicates you are currently providing these services. Please advise or revise.

We have revised our registration statement to make additional clarifications and to remove duplicative disclosures.

4.
We note your response to comment 10 in our letter of September 18, 2007. However, the last sentence in the fifth paragraph on page 12 beginning "Henry Ender, has been in the food business since 1974..." appears incomplete. Please revise.

We have revised the last sentence in the fifth paragraph on page 12 of the registration statement to complete the sentence.

Certain Relationships and Related Transactions, page 18

5.
Notwithstanding your response to comment 11 in our letter of September 18, 2007, it does not appear you have revised your discussion to clarify that all of the commissions you received have been received from related parties nor have you quantified the amounts that you refer to.  Please advise or revise.

We have revised our registration statement to clarify that all of the commissions received have been received from related parties and to also quantify that amounts that we refer to.

Employment Agreements, page 20

6.	Notwithstanding your response to comment 12 in our letter of September 18, 2007, it does not appear you have filed the internal memorandum referred to as Exhibit 3.3. Please advise.

We have filed the internal memorandum referred to as Exhibit 3.3 with the registration statement.

Signatures

7.
Please insert the following sentence after the Power of Attorney and prior to Mr. Ender's signature: "In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated."

We have revised our registration statement to insert the following sentence after the Power of Attorney and prior to Mr. Ender’s signature: “In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated."

Very truly yours,

HENYA FOOD CORP.

By: /s/ Henry Ender
      HENRY ENDER
     Chief Executive Officer and President